

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2015

Via E-Mail
Mr. John F. Stapleton
Chief Financial Officer
El Capitan Precious Metals, Inc.
8390 Via de Ventura, Suite F-110
Scottsdale, AZ 85258

> **Re: El Capitan Precious Metals Inc.**
> **Amendment No. 1 to Form 10-K**
> **for the Fiscal Year Ended September 30, 2014**
> **Filed February 18, 2015**
> **Form 8-K filed January 14, 2015**
> **Response dated February 18, 2015**
> **File No. 333-56262**

Dear Mr. Stapleton:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2014

1.   We note your response to comment 3 from our letter dated January 29, 2015 indicating that you have provided the method your company used to calculate the gold equivalent values throughout the filing, but we note specific gold, silver, platinum or palladium prices are not disclosed. Accordingly, we reissue the comment. Please further amend your filing and provide the specific metals prices used instead of a statement that current metal prices were used.

Form 8-K filed on January 14, 2015

Exhibit 99

2.   We note your response to comment 11 from our letter dated January 29, 2015 in which you explain the rationale used to arrive at your fiscal 2015 revenue estimates from the sales of precious metals. In order to provide us with a better understanding of how you are expected to achieve a projected gross profit of $65 per ton, please provide the following additional information with respect to your projections:

- Total expected tons of ore mined, expected tons of waste produced; the final expected amount of ore processed and the expected tons of concentrate produced;

- Grade of material processed and the grade of concentrate produced by metal type;

- Projected amounts of gold, silver, platinum, and palladium produced;

- Breakdown of operating costs. For example, please provide expenses related to mining, processing, transportation, smelting and refining; and

- The amount of general and administrative expenses and other fixed costs allocated to the mining activities.

        You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551- 3813 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining